FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2003.

Total number of pages: 14.

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of September 30, 2003 regarding Notice Concerning Issuance of the Yen Denominated Convertible Bonds with Stock Acquisition Rights due 2008

2. Press release of September 30, 2003 regarding Notice Concerning Decision on Terms and Conditions of Yen Denominated Convertible Bonds with Stock Acquisition Rights due 2008

3. Press release of October 01, 2003 regarding Nidec-Shimpo Merged Into Nidec As Its Wholly-Owned Subsidiary Through Share Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:

Hiroshi Toriba

Senior Director

Investor Relations

Corporate Planning

+81-75-935-6140

HIROSHI_TORIBA@notes.nidec.co.jp

Released on September 30, 2003 in Kyoto, Japan

Notice Concerning Issuance of the Yen Denominated Convertible Bonds with Stock Acquisition Rights due 2008

Nidec Corporation (“Nidec”) held a meeting of the board of directors on September 30, 2003 and resolved on issuance of the yen denominated convertible bonds with stock acquisition rights due 2008.  Nidec hereby notifies the details of the issuance.

1. Name of the Bonds

Nidec Corporation Yen Denominated Convertible Bonds with Stock Acquisition Rights due 2008 (hereafter the “Bonds”, among which the stock acquisition rights shall be referred to as the “Stock Acquisition Rights”)

2. Issue Price of the Bonds	To be decided at a meeting of the board of directors to be held in the future.
3. Issue Price of the Stock Acquisition Rights	To be decided at a meeting of the board of directors to be held in the future.
4. Payment Due Date and Issue Date	October 17, 2003 (London Time, hereafter the same except as otherwise indicated)
5. Matters Concerning Offering
(1) Offering Method	Offering in the overseas markets (except the U.S. market) mainly in Europe by aggregate amount joint purchase underwriting by purchasers.

The purpose of this press release is to make a general public announcement of the offering of the Bonds. It has not been prepared for the purpose of soliciting investments in the Bonds.  An investor should read our Offering Circular carefully before making an investment decision to purchase the Bonds.  This press release does not constitute an offer of the Bonds in the United States under the United States Securities Act of 1933 (the Securities Act"). The Bonds may not be offered or sold in the United States, as defined in the Securities Act, absent registration or an applicable exemption from registration requirements under the Securities Act.  The Bonds are not offered or sold in the United States, as defined in the Securities Act, and are not offered in Japan.

(2) Offering Price	To be decided at a meeting of the board of directors to be held in the future.
6. Matters Concerning the Stock Acquisition Rights
(1) Class and Number of the Stock Subject to the Stock Acquisition Rights

The class of the stock subject to the Stock Acquisition Rights shall be shares of Nidec’s common stock (hereafter the “Shares”).  The number of the Shares which Nidec would newly issue or transfer shall be the number obtained from the aggregate amount of the issue price of the Bonds subject to the exercise of the Stock Acquisition Rights divided by the conversion value stated in Item (3) of this Section.  Any fractions below one Share shall be rounded down, and no cash adjustment shall be made.  When a Share below one unit share occurs as a result of the exercise of the Stock Acquisition Rights, it shall be deemed that a subscription right of less than one unit share as prescribed in the Commercial Code of Japan (the “Commercial Code”) has been exercised, and cash adjustment shall be made.

(2) Total Number of Stock Acquisition Rights	15,000

(3) Amount to be Paid and Conversion Value upon Exercise

(a)

The amount to be paid upon exercise of each Stock Acquisition Right shall be the same amount of the issue price of the Bonds.

(b)

The amount to be paid per Share upon exercise of the Stock Acquisition Rights (the “Conversion Value”) shall be decided at a meeting of the board of directors to be held in the future.

(c)

The Conversion Value shall be adjusted using the following formula when Nidec issues or disposes the Shares at below its market value after the issuance of the Bonds.

Adjusted Conversion Value

=

Unadjusted Conversion Value

x

Number of Outstanding Shares

+

Number of Newly Issued / Disposed Shares

x

Issuance / Disposal Price Per Share

Fair Market Value of Shares

Number of Outstanding Shares

+

Number of Newly Issued / Disposed Shares

The Conversion Value shall also be adjusted from time to time in certain events such as split-up and consolidation of the Shares and issuance of stock acquisition rights or bonds with stock acquisition rights which enables claiming of issuance or transfer of the Shares at below the market value.

(4) Reason for Calculation of Issue Price of the Stock Acquisition Rights and Amount to be Paid upon its Exercise	To be decided at a meeting of the board of directors to be held in the future.
(5) Amount to be Capitalized from Issue Price of New Shares

The amount to be capitalized per Share issued by the exercise of the Stock Acquisition Right shall be the amount obtained from the Conversion Value multiplied by 0.5.  Any fractions below one yen shall be rounded up.

(6) Exercise Period of the Stock Acquisition Rights	From October 31, 2003 (London time) to the business close of banks in London on October 3, 2008 (in case of premature redemption, such redemption date)
(7) Other Conditions for Exercise of the Stock Acquisition Rights	In the event the Bonds are accelerated for Nidec, thereafter Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.
(8) Matters Concerning Substitute Payment

As prescribed in Items 7 and 8, Paragraph 1, Article 341-3 of the Commercial Code, when a person exercises the Stock Acquisition Rights, it shall be deemed that such person has claimed that the total amount to be paid upon exercise of such Stock Acquisition Rights has been paid in lieu of the redemption of the total amount of the Bonds.

(9) Reason and Condition of Cancellation of the Stock Acquisition Rights

The Stock Acquisition Rights shall be cancelled with no consideration when Nidec redeems the Bonds prematurely under the conditions prescribed in Item (4)-(c) of Paragraph 7, when Nidec cancels the Bonds by purchase, or when the Bonds are mandatory redeemed due to acceleration, etc. and in certain other conditions.

(10) Initial Date of Reckoning of Dividend of Shares Issued upon Exercise

Dividend or mid-term dividend concerning Shares issued or transferred due to the exercise of the Stock Acquisition Rights (distribution of money under Article 293-5 of the Commercial Code) shall be paid, assuming that such exercise of the Stock Acquisition Rights became effective at the beginning of the dividend calculation period (currently, the six month periods ending on March 31 and September 30) to which the effective date of such exercise belongs.

7. Matters Concerning the Bonds
(1) Aggregate Face Value and Aggregate Issue Price	The aggregate face value of the Bonds shall be 30,000,000,000 yen. The aggregate issue price of the Bonds shall be decided at a meeting of the board of directors to be held in the future.
(2) Amount of each Bond	2,000,000 yen

(3) Interest of the Bonds	The Bonds shall bear no interest.
(4) Method of Redemption

(a)

Redemption at Maturity

The Bonds shall redeem at the rate of 100% of the face value of the Bonds on October 17, 2008 (maturity date).

(b)

Premature Redemption

(i)

Premature Redemption pursuant to the 130% Call Option Clause

When the closing price of the regular transaction of the Shares at the Osaka Stock Exchange (excluding indicative price quotation) continues to be more than 130% of the Conversion Value applicable to such each trading day for 20 consecutive trading days, Nidec may redeem the aggregate amount of outstanding Bonds at the face value of the Bonds before maturity at any time after October 17, 2006.

(ii)

Premature Redemption pursuant to Changes in Tax System, etc.

When Nidec is required to incur additional payment concerning the payment of the Bonds due to changes in the tax system of Japan, Nidec may redeem the entirety of the remaining Bonds at the face value of the Bonds before maturity.  Partial premature redemption shall not be allowed in this case.

(iii)

Premature Redemption when Nidec Becomes a Wholly-Owned Subsidiary

When Nidec resolves to become a wholly-owned subsidiary of another company by share exchange or share transfer (“Share Exchange, etc.”) at its shareholders meeting, under certain circumstances, Nidec may redeem the entirety of the remaining Bonds at the redemption amount represented in the following percentages of the face value of the Bonds before maturity and before effective date of Share Exchange, etc.  Partial premature redemption shall not be allowed in this case.

Between October 17, 2003 and October 16, 2004  104%

Between October 17, 2004 and October 16, 2005  103%

Between October 17, 2005 and October 16, 2006  102%

Between October 17, 2006 and October 16, 2007  101%

Between October 17, 2007 and October 16, 2008  100%

(c)

Cancellation by Purchase

Nidec and its subsidiaries may purchase the Bonds from time to time through the open market or using other methods.  Such purchased Bonds may be cancelled.

(5) Form of the Bonds	Unregistered Bonds with Stock Acquisition Rights
(6) Collateral or Warranty of the Bonds	The Bonds shall be issued without attaching a collateral or warranty.
(7) Special Covenant Concerning Financial Affairs	A negative pledge clause shall be attached.
8. Stock Exchange the Bonds are Listed	The Bonds with Stock Acquisition Rights shall be listed on the London Stock Exchange.

9.

Offering and issuance of the Bonds shall be subject to decisions of undecided matters at future meetings of the board of directors and the representative directors, and notifications, approvals and licenses under various laws and regulations in Japan and other concerned countries.

For Reference Only:

1. Use of Capital

(1)

Use of Raised Capital

Gross figure of net proceeds is planned to be used for repayment of short-term borrowings, capital investments and other working capital.

(2)

Change of Use of Previously Raised Capital

Not applicable.

(3)

Effect to Performance Forecast

Improvements to the balance of financial expenses are expected due to this financing.

2. Dividends to Shareholders, etc.

(1)

Basic Policy Concerning Dividends

It is Nidec’s policy to maintain a stable dividend payment and improve the dividend amount reflecting the consolidated net income, as well as to enhance the retained earnings in preparation for further enhancement of the corporate structure and promotion of active business expansions.

(2)

Use of Retained Earnings

Nidec will use the retained earnings for further enhancement of the corporate structure and investment for business expansions, and will pursue to improve its revenues.

(3)

Dividends in the Last Three Fiscal Periods

	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003
Current Net Income Per Share	89.12 yen	115.11 yen	77.04 yen
Dividend Per Share	20.00 yen	25.00 yen	25.00 yen
Actual Dividend Ratio	22.4%	21.7%	32.5%
Return on Shareholders’ Equity	7.1%	8.9%	5.8%
Dividend Ratio to Shareholders’ Equity	1.6%	1.9%	1.8%

Note:

1.

The return on shareholders’ equity of each fiscal year is obtained from the current net income of the applicable fiscal year divided by the shareholders’ equity (average of the total of the capital as of the beginning of the applicable fiscal year and the total of the capital as of the end of the applicable fiscal year).

2.

The dividend ratio to shareholders’ equity of each fiscal year is obtained from the aggregate amount of dividends of the applicable fiscal year divided by the shareholders’ equity (average of the total of the capital as of the beginning of the applicable fiscal year and the total of the capital as of the end of the applicable fiscal year).

3.

Nidec conducted a two-for-one stock split on May 19, 2000.

3. Others

(1)

Designation/Non-Designation of Purchaser

Not applicable.

(2)

Information on Dilutions due to Residual Security

It has not been calculated since certain matters, including the Conversion Value, has not yet been determined.

(3)

Conditions of Equity Finance in the Last Three Years

(i)

Condition of Equity Finance

Not applicable.

(ii)

Movement of Share Prices, etc. in the Last Three Fiscal Years and at Present

	Year Ending March 31, 2001	Year Ending March 31, 2002	Year Ending March 31, 2003	Year Ending March 31, 2004
Opening Price	9,500 yen	5,600 yen	8,640 yen	6,580 yen
Closing Price	10,450 yen	9,490 yen	9,880 yen	9,790 yen
Low	4,810 yen	3,600 yen	5,200 yen	5,440 yen
High	5,500 yen	8,550 yen	6,680 yen	9,180 yen
Price-Earnings Ratio	61.7	74.3	86.7	-

Note:

1.

Nidec conducted a two-for-one stock split on May 19, 2000.

2.

The share prices for the year ending March 31, 2004 are the prices as of September 29, 2003.

(4)

Others

Not applicable.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:

Hiroshi Toriba

Senior Director

Investor Relations

Corporate Planning

+81-75-935-6140

HIROSHI_TORIBA@notes.nidec.co.jp

Released on September 30, 2003 in Kyoto, Japan

Notice Concerning Decision on Terms and Conditions of Yen Denominated
Convertible Bonds with Stock Acquisition Rights due 2008

Nidec Corporation (“Nidec”) held a meeting of the board of directors on September 30, 2003 and decided on terms and conditions of the yen denominated convertible bonds with stock acquisition rights due 2008 (hereafter the “Bonds”, among which the stock acquisition rights shall be referred to as the “Stock Acquisition Rights”).  Nidec hereby notifies such terms and conditions of the Bonds as well as matters previously decided.

1. Matters Concerning Stock Acquisition Rights

(1)

Amount to be paid upon exercise of the Stock Acquisition Rights: same as the issue price of the Bonds

Amount to be paid upon exercise of Stock Acquisition Right per share (“Conversion Value”): 13,905 yen

Price of shares of Nidec’s common stock (the “Shares”), etc. as of September 30, 2003 (for reference only):

(i)

Closing price of the Shares at the Osaka Stock Exchange: 9,270 yen

(ii)

Up-rate obtained by using the following formula:

The purpose of this press release is to make a general public announcement of the offering of the Bonds. It has not been prepared for the purpose of soliciting investments in the Bonds.  An investor should read our Offering Circular carefully before making an investment decision to purchase the Bonds.  This press release does not constitute an offer of the Bonds in the United States under the United States Securities Act of 1933 (the Securities Act"). The Bonds may not be offered or sold in the United States, as defined in the Securities Act, absent registration or an applicable exemption from registration requirements under the Securities Act.  The Bonds are not offered or sold in the United States, as defined in the Securities Act, and are not offered in Japan.

(2)

Amount to be capitalized from the issue price of new Shares: 6,953 yen per share

(3)

Price of Stock Acquisition Rights: free of charge

(4)

Reasons for decision of the issue price of Stock Acquisition Rights and the amount to be paid upon exercise of Stock Acquisition Rights

The issue price of Stock Acquisition Rights was decided to be free of charge as the Stock Acquisition Rights are attached to the Bonds and are not transferable separate from the Bonds, thus when Stock Acquisition Right is exercised, it is deemed that a substitute payment was made by a Bond.  The marketability of the Bonds was also taken into account.  Further, the amount to be paid upon exercise of Stock Acquisition Rights was decided to be the issue price of the Bonds as the issue price of the Bonds and the Bond itself bear no interest.  The movement of the price of the Shares, which is the condition of exercise of the Stock Acquisition Rights and the purpose of the Stock Acquisition Rights, was also taken into account in deciding the amount to be paid upon exercise of Stock Acquisition Rights.  Based on the above, the initial conversion value was decided to be 50.00% above the closing price of the regular transaction of the Shares at Osaka Stock Exchange as of September 30, 2003.

2. Matters Concerning Bonds

(1)

Total amount of issuance: 30,900,000,000 yen

(2)

Issue price: 103.00% of the face value of the bonds

(3)

Offering price: 105.00% of the face value of the bond

Details of the Bonds (for reference only)

(1)

Date of resolution on issuance: September 30, 2003

(2)

Application period: not applicable

(3)

Payment due date and issue date: October 17, 2003 (London time)

(4)

Exercise period of Stock Acquisition Rights: from October 31, 2003 to the business close of banks in London on October 3, 2008 (in case of premature redemption, such redemption date)

(5)

Maturity date: October 17, 2008 (London time)

The purpose of this press release is to make a general public announcement of the offering of the Bonds. It has not been prepared for the purpose of soliciting investments in the Bonds.  An investor should read our Offering Circular carefully before making an investment decision to purchase the Bonds.  This press release does not constitute an offer of the Bonds in the United States under the United States Securities Act of 1933 (the Securities Act"). The Bonds may not be offered or sold in the United States, as defined in the Securities Act, absent registration or an applicable exemption from registration requirements under the Securities Act.  The Bonds are not offered or sold in the United States, as defined in the Securities Act, and are not offered in Japan.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:

Hiroshi Toriba

Senior Director

Investor Relations

Corporate Planning

+81-75-935-6140

HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 1, 2003, in Kyoto, Japan

Nidec-Shimpo Merged Into Nidec As Its Wholly-Owned Subsidiary

Through Share Exchange

Nidec Corporation (“Nidec”) and Nidec-Shimpo Corporation (“Nidec-Shimpo) today implemented a share exchange to make Nidec-Shimpo a wholly-owned subsidiary of Nidec.

The overview of the share exchange is as follows:

1.

Nidec and Nidec-Shimpo convened their respective general meeting of shareholders and obtained the approval of the Share Exchange Agreement pursuant to Article 353-1 of the Commercial Code of Japan on June 25, 2003 and June 24, 2003, respectively.

2.

None of the shareholders of record (including the actual shareholders, hereinafter the same is true) of Nidec or Nidec-Shimpo requested Nidec or Nidec-Shimpo to purchase relevant shares subject to Article 355-1 of the Commercial Code of Japan.

3.

Pursuant to Article 359 of the Commercial Code of Japan, Nidec-Shimpo notified publicly through the Nihon Keizai Shinbun published on August 26, 2003 that its shareholders were requested to submit their share certificates by September 30, 2003 and that the certificates would become void on October 1, 2003. The notification was concurrently sent to Nidec-Shimpo’s respective shareholders.

4.

The shareholders’ equity of Nidec-Shimpo as of October 1, 2003 amounts to *¥8,862,543,000.

5.

The number of shares of Nidec-Shimpo’s common stock transfered to Nidec through the share exchange amounted to 9,716,516 shares. The number is reached by subtracting 10,284,000 shares of Nidec-Shimpo’s common stock held by Nidec from 20,000,516 total outstanding shares of Nidec-Shimpo’s common stock.

6.

Nidec issued 582,990 new shares of its common stock and allotted them to Nidec-Shimpo’s shareholders of record on September 30, 2003, in an amount equal to 0.060 shares per share of Nidec-Shimpo’s common stock. However, no shares were allotted to the shares of Nidec-Shimpo’s common stock held by Nidec.

7.

No cash payment was made in connection with the share exchange.

8.

The share exchange caused no increase in Nidec’s share capital, while its capital reserves was  increased by *¥4,305,541.

*  The yen amounts presenting the shareholders’ equity of Nidec-Shimpo and an increase in legal reserve of Nidec as stated in Item 4 and Item 8, respectively, have been tentatively prepared on the basis of the balance sheet of Nidec-Shimpo as of August 31, 2003. The actual amounts are to be disclosed immediately after it is confirmed.

 With respect to the Share Exchange Between Nidec Corporation and Nidec-Shimpo Corporation

The business combination referred to in this press release (the “Transaction”) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.